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Exhibit 99.3

PRESS RELEASE

Bookham Technology plc
4 March 2003

BOOKHAM TECHNOLOGY PLC

ADDITIONAL LISTING OF 9,000,000 ORDINARY SHARES

Oxfordshire, UK—Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) ("Bookham") announces that it has today made a block listing application for the admission of 9,000,000 ordinary shares of 1/3 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. The application for the Shares has been made to cover any exercise of the warrants over 9,000,000 Shares issued to Nortel Networks Corporation ("Nortel") and its subsidiaries, as part of the consideration for the acquisition by Bookham of the Optical Transmitter and Receiver and Optical Amplifier Businesses from Nortel on 8 November 2002.

Contacts:

Bookham Technology plc

Tel: + 44 (0) 1235 837000

Sharon Ostaszewska
Director Communications

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  Exhibit 99.3
  Press Release dated March 4, 2003
BOOKHAM TECHNOLOGY PLC ADDITIONAL LISTING OF 9,000,000 ORDINARY SHARES